June 14, 2010

Albert R. Subbloie, Jr.
President and Chief Executive Officer
Tangoe, Inc.
35 Executive Boulevard
Orange, Connecticut 06477

> **Re:** **Tangoe, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 27, 2010**
> **File No. 333-166123**

Dear Mr. Subbloie:

We have reviewed the above-referenced filing and the related response letter dated May 27, 2010. We have also reviewed your letter dated May 28, 2010 and the attached materials submitted supplementally and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 14, 2010.

General

1. Please revise the graphics on the front and back cover pages of your prospectus as follows:

    - Consider limiting the graphics to a pictorial depiction of your product with simple labels or phrases that very briefly explain the picture and are written to comply with the plain English rules.

    - Remove depictions of products that you do not offer.

    - The meaning of the circular charts and information flows you have included is not clear. Furthermore, these items may in fact obscure the nature of your business, and do not appear to comply with the plain English rules. Please revise accordingly. Refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms.

Prospectus Summary

Our business, page 1

2.   We note your response to prior comment 5. As requested, please ensure that the criteria you evaluated in concluding that you are the leading provider are disclosed in reasonable detail, and, to the extent appropriate, balance that claim with information concerning parameters with respect to which you are not a leader.

Risks Associated with Our Business, page 4

3.   We note your response to prior comment 8. Despite deleting the risk factor relating to your limited operating history, you have retained a related reference appearing in the list of summary risks appearing on page 4. Please revise.

Risk Factors

"We have a history of losses," page 11

4.   We note your response to prior comment 8. Deletion of the risk factor relating to your limited operating history only partially addressed our comment. In the first sentence of this retained risk factor, and in the caption, consider stating the year in which you were formed, and the length of the corresponding period in which you have generated losses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 40

5.   We have reviewed the revisions you have made to your overview in response to prior comment 13. Advise why you believe it is unnecessary to address the material risks, challenges and uncertainties facing your company and how management is dealing with these issues. As indicated in SEC Release No. 33-8350, the Commission envisioned the overview as addressing these issues, as seen through the eyes of management. Your current disclosure consists primarily of a summary of your business, and a description of your measures of operating performance, and provides little insight into the concerns of management.

6.   In response to prior comment 13, you have cited a series of intangible or general benefits which you expect to experience as a result of this offering. Please revise to disclose specifically how you expect the application of the offering proceeds to improve operating results. If you determine to also retain the final paragraph of this section, please provide

us with a basis for each of the beliefs you set forth in that paragraph, together with supporting materials, as applicable.

7.   We note from your response to our previous comment 14 that while certain of the company's agreements constitute firm orders to deliver software and related services you do not believe those amounts, which are not reflected in recognized or deferred revenue constitute backlog as described in Item 101(c)(viii). It appears your conclusions are based the fact that your obligations under such contracts could not be fulfilled in any period other than when required under the contract. Please clarify your position further as it is unclear why the timing for fulfilling the obligations under a contract would preclude you from disclosing such obligations as backlog.

8.   If you continue to believe these amounts are not required to be disclosed under Item 101(c)(viii), please tell us your consideration to provide both a quantitative and qualitative discussion of such amounts in Management's Discussion and Analysis. To the extent that fluctuations in your remaining backlog/bookings are expected to have a significant impact on the variability of your revenues and results of operations, it would seem that a discussion of such amounts would be beneficial to an investor. In this regard, we note your risk factor disclosures on page 12 where you indicate that higher-than-normal cancellation rates in the first quarter of fiscal 2009 negatively impacted your total revenue for the following periods. In addition, discussion of the company's deferred revenue would also provide an investor with an understanding of your billing cycles compared to the term of the respective contracts. We note in your response that you currently do not have a standardized invoicing interval. That information in such a discussion would provide an investor with an understanding of when the deferred revenue would be recognize. Please further explain why this information would confuse or mislead prospective investors or revise your disclosures accordingly. We refer you to Section III.B.1 of SEC Release No. 33-8350.

Sources of Revenue, page 41

9.   Please clarify the disclosure appearing in the final sentence of the third paragraph of this section, in which you state that you have experienced favorable revenue retention with respect to subscription-based customers. In this regard, we note your response to prior comment 9, in which you advised that disclosing renewal rate trends would mislead investors and declined to quantify your renewal rates on this basis. We also note a statement on page 52 citing a decrease in the rate of customer losses, as well as your references to recurring revenue as a measure of your success on page 41.

Critical Accounting Policies

Stock-based Compensation, page 45

10.   Please revise your disclosure regarding the April 12, 2010 valuation to explain why the value of the common stock increased significantly from the previously determined value as of December 22, 2009.

Business, page 77

11.   We refer to the revisions made in response to prior comment 22. Please include a description of the general development of your business and the businesses of Tran Wireless, Inc. Strategies Group, Inc. and Internodes, Inc. during the past five years, or such shorter period as the registrant or its predecessors may have been engaged in business. See Item 101(a) of Regulation S-K.

Executive Compensation

Components of Our Executive Compensation Program

Base Salaries, page 102

12.   We note your responses to prior comments 24 and 26, and the disclosure you have added to your prospectus in response to those comments. We also note your statements that the compensation committee did not compare your corporate performance against the performance of the companies in your benchmark groups when it determined that your officers should be compensated at the mean level of those groups. Please disclose how the compensation committee determined that it was necessary to increase base salaries to the mean in order to retain your executives.

Equity Incentive Awards, page 109

13.   We refer to the revisions made in response to our prior comment 27 and note that you consider revenue, ARR, adjusted EBITDA and cash balance in determining the amount of equity incentive awards, but that you do not use specific targets or weighting. Please tell us how these financial metrics were evaluated in determining the size of the equity incentive awards made in 2009 and 2010.

Albert R. Subbloie, Jr.
Tangoe, Inc.
June 14, 2010
Page 5

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Polices

Revenue Recognition, page F-7

14.   We note in your response to our prior comment 38 that before 2010 you recognized
         implementation fees associated with the recurring technology and services engagements
         over the expected life of the customer relationship up to three years. However you
         disclose on page 42 that these subscription agreements typically have terms ranging from
         24 to 60 months. Please clarify whether the implementation fees were only recognized
         for up to three years even under agreements with terms exceeding three years. If so,
         explain further how you determined the three-year estimated life was appropriate for all
         contract terms. Also, considering you began transitioning to a recurring revenue model
         in fiscal 2006, explain further the historical evidence you have obtained to support higher
         retention rates, particularly for your longer term arrangements (i.e. three years or greater).

15.   Also we note the revisions made to your critical accounting policies on page 45 with
         regards to implementation fees are not consistent with those made on page 42 or F-7. For
         instance, your critical accounting policy disclosures indicate the estimated life of the
         customer relationship is three years versus "up to three years" as disclosed elsewhere.
         Also, your critical accounting policies do not appear to address the revisions made in
         fiscal 2010. Please explain or revise accordingly.

Note 10. Income Taxes, page F-25

16.   The reconciliation you added of the company's effective income tax rate on loss before
         taxes with the federal statutory rate includes taxable goodwill as a reconciling item.
         Please clarify what this adjustment represents and tell us whether this relates to the tax
         deductible goodwill noted on pages F-16 and F-19 resulting from the ISG and InterNoded
         acquisitions, respectively. Alternatively, if this relates to taxable goodwill, please
         provide further explanation regarding this adjustment. In addition, tell us the amount of
         deferred taxes that you recorded for your tax-deductible goodwill. We refer you to ASC
         805-740-25-8 and 25-9.

Note 13. Stockholder's deficit

Common Stock, page F-29

17.   Please further clarify the following with regards to your response to our previous
         comment 44. We note you stated the fair value of the Series A convertible preferred

stock was $1.06. Please tell us how this was determined. Please provide the specific guidance within ASC 718, which supports recognizing compensation cost for the excess over the fair value of the common shares repurchased from employees and tell us how that guidance is applicable to this transaction and explain further how you concluded such repurchase was compensatory in nature.

18.   We note that you restated your consolidated statements of operations for fiscal 2008 as a result of our prior comment 44. Tell us why you have not labeled these financials as restated. Also, tell us how your auditors considered including a reference in their audit report to the restatement. We refer you to AU 561.06.

Preferred Stock and Common Stock Warrants, F-34

19.   We note your response to our previous comment 45. As previously requested, please tell us the nature of the relationship between the company and IBM and the significant terms of the strategic relationship agreement. In addition, in your response you referenced 605-50-25-7 through 25-9 and 605-50-55-96 trough 55-100 as the guidance you considered in determining the amortization of the cost of the warrants should be contra-revenue as opposed to expense. Whether this guidance is applicable to this transaction is unclear without further explanation and understanding of the company's agreement with IBM. Further, provide a detailed explanation of how you applied the cited guidance in detail and why you believe it is applicable in this particular transaction. Finally, we noted the company provided the guidance considered in determining the measurement dates for the warrants issued and to be issued. However you did not explain how the company applied this guidance. Specifically, you cited 505-50-30-11. Please tell us to which warrants you applied this guidance, how you applied it and how it is consistent with your disclosures.

Part II Information Not Required in Prospectus

Exhibits, page II-4

20.   We refer to your response to our prior comment 47. Please explain how you reached the conclusion that Item 601(b)(10)(iii)(A) does not apply to agreements between your company and management that were entered into in the ordinary course of business and are non-compensatory in nature.

21.   Given that the restated certificate of incorporation will be effective in connection with the closing of the offering, please tell us why you believe that this document does not need to be filed in its definitive form as an exhibit to your registration statement. We note that any Form 8-K you file in this regard will not be incorporated by reference into the registration statement.

          You may contact Melissa Marie Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen A. Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3503 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                                                Sincerely,

                                                                David L. Orlic
                                                                Attorney-Advisor

cc: Via Facsimile (617) 526-6000
        John A. Burgess, Esq.
        Philip P. Rossetti, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP